Contact

www.linkedin.com/in/cody-biedermann-732b3994 (LinkedIn)

Top Skills

Team Management

Creative Problem Solving

Communication

Cody Biedermann

CTO at Flux Hybrids | Techstars Alabama Power EnergyTech Accelerator

Raleigh

Summary

I work passionately in SolarPack because we are a high-ambition team and I believe we can be a high-achieving team. Being responsible for leadership in this space has made me grow so much beyond what I could learn in class. Helping see through an automotive project as innovative and forward-thinking as SolarPack is a blessing.

NCSSM gave me a lot in tools for the future. Even more so than the knowledge from advanced courses, it showed me what I was capable of and how to turn potential to production.

At NC State, I have been given great opportunities both outside and inside the classroom. I have taken away valuable lessons and knowledge from many courses. Wolfpack Motorsports showed me how to function low on the totem pole, while still contributing to the overall project. My initial interests in engineering and the automotive industry have been refined and strengthened.

I feel that I have improved at every step of the way by taking something valuable from every experience. I believe my interpersonal and management skills have most recently come to fruition, mostly through SolarPack. My technical skills have always been a strength, but now I am a much more well-rounded person.

Experience

Flux Hybrids

Co-Founder & CTO

August 2018 - Present (3 years 11 months)

Raleigh-Durham, North Carolina Area

SolarPack

Director

April 2017 - August 2019 (2 years 5 months)
Raleigh-Durham, North Carolina Area

SolarPack is an innovative sustainable transportation club at NC State building solar-assisted electric vehicles to race in the real world.

I joined the club as a member of the powertrain team, where I was focussed on design work, and quickly moved my way up the leadership chain to become Director of the entire team. At one point I led the 70-person team to finally attend the Formula Sun Grand Prix competition after building the car for over 2 years. We began with a design philosophy very distinct from every other team: we decided it wasn't good enough to make an efficient solar vehicle, we wanted one that was practical and exciting. That means full-size, full-power, and attractive design. Through many hardships we built a foundation that future team members can build on to fully realize our dreams of shifting the way that the transportation industry and consumers see sustainability.

North Carolina Department of Public Safety
Energy Management Intern
May 2018 - July 2018 (3 months)
Raleigh-Durham, North Carolina Area

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Education

North Carolina State University

Bachelor's degree, Mechanical Engineering · (2015 - 2019)

North Carolina School of Science and Mathematics

High School Diploma · (2013 - 2015)